SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 20, 2003　　　　　**Commission File No. 0-6032**

COMPASS BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**63-0593897**
(State of Incorporation)	(I.R.S. Employer Identification No.)

15 South 20th Street
Birmingham, Alabama 35233

(Address of principal executive offices)

(205) 297-3000

(Registrant's telephone number)

TABLE OF CONTENTS

ITEM 5. OTHER EVENTS AND REGULATION FD DISCLOSURE

On August 20, 2003, the registrant announced that its board of directors has authorized an additional share repurchase program of up to 3.3 percent of the registrant's outstanding common stock. This authorization continues the registrant's ongoing share repurchase plan. Prior to this announcement, the registrant had authorized two earlier share repurchase programs totaling 12.7 million shares. As of July 31, 2003, the registrant had repurchased a total of 7.7 million shares under the program.

The timing and amount of purchases, if any, under the programs will be dependent upon the availability and alternative uses of capital, market conditions and other factors. Repurchased shares will be placed in treasury and may subsequently be reissued for various corporate purposes, including employee benefit plans. As of July 31, 2003, there were approximately 126 million Compass Bancshares shares outstanding.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL STATEMENTS AND EXHIBITS

   (c) Exhibits

      (99)   Press Release issued August 20, 2003

COMPASS BANCSHARES, INC. AND SUBSIDIARIES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPASS BANCSHARES, INC.

August 20, 2003

By: /s/ JERRY W. POWELL

Date

Jerry W. Powell, as its
Chief Counsel & Secretary